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                             October 14, 2021

       Steve R. Carchedi
       Chief Executive Officer
       Allarity Therapeutics, Inc.
       210 Broadway, Suite 201
       Cambridge, MA 02139

                                                        Re: Allarity
Therapeutics, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed September 29,
2021
                                                            File No. 333-259484

       Dear Mr. Carchedi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Summary of Information Statement/Prospectus
       The pursuit of clinical stage assets, page 13

   1.                                                   We note your response
to prior comment 8. You continue to state that you    strive to
                                                        identify and pursue
novel oncology therapeutic candidates that have advanced beyond
                                                        Phase 1 clinical trials
that demonstrated the candidate is well tolerated by the tested patient population, and
are preferably Phase 2 or Phase 3 clinical stage, having previously shown signs of
anti-cancer activity in patients.    You may explain your strategy but may
                                                        not imply that any of
your product candidates have been demonstrated to be effective.
                                                        Please revise your
disclosure accordingly. Please revise similar disclosure throughout your registration statement
that presents your conclusions regarding efficacy, e.g., your
 Steve R. Carchedi
FirstName  LastNameSteve
Allarity Therapeutics, Inc. R. Carchedi
Comapany
October  14,NameAllarity
             2021         Therapeutics, Inc.
October
Page  2 14, 2021 Page 2
FirstName LastName
         statement on page 116 that    dovitinib has shown promising anti-tumor
activity
Our Pipeline of Therapeutic Candidates, page 14

2. We note your response to our prior comment 10 and reissue the comment in part. Please revise the column heading "Phase 1/2" to reflect "Phase 1."
Risk Factors
General Risk Factors Related to Owning our Common Stock and this Offering, page
74

3. We note your response to our prior comment 14 and reissue the comment. Please revise this section to relocate any generic risk factors you present to the end of the section under the caption "General Risk Factors." For example, but without limitation, risks related to business interruptions or to your internal computer systems could apply to nearly any issuer in your industry and even in other industries. Refer to Item 105(a) of Regulation S-
         K.
Our Certificate of Incorporation designates the Court of Chancery of the State of Delaware, page
80

4. We note your response to our prior comment 15 and reissue the comment in part. Your current bylaws, filed as exhibit 3.2, state on page 26 that the exclusive forum provision does not apply to actions arising under the Securities Act of 1933, but is silent as to whether it applies to actions arising under the Exchange Act. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly. Material U.S. Federal Income Tax Consequences of the Recapitalization Share Exchange as a
Tax-Free Reorganization, page 87

5. We note your response to prior comment 16. Please revise Exhibit 8.1 to state clearly that the disclosure in the tax consequences section is the opinion of counsel. It is not sufficient to opine on the manner in which the material tax consequences are described in the prospectus. Refer to Sections III.B. 2 and C.2 of Staff Legal Bulletin No. 19.
Allarity's Business
Priority Therapeutic Programs, page 112

6. We note your response to our prior comment 20 and we reissue our comment. For each of your priority assets that are former drug candidates of large pharmaceutical companies, please include in your description of the pre-clinical and clinical trials for those candidates a discussion of any failures in past clinical studies and why those studies may have been stopped or abandoned. For example, please revise the descriptions of prior clinical studies related to dovitinib, specifically for A2107 and A2302 on pages 116 and 117, that do not appear to include a clear indication of why these studies were abandoned by Novartis.
         Similarly, please revise your disclosure on page 135 with respect to prior clinical trials of
 Steve R. Carchedi
FirstName  LastNameSteve
Allarity Therapeutics, Inc. R. Carchedi
Comapany
October  14,NameAllarity
             2021         Therapeutics, Inc.
October
Page  3 14, 2021 Page 3
FirstName LastName
         stenoparib that currently states that "[f]urther clinical evaluation was stopped, as it was decided to stop the clinical development" to clarify why any prior clinical trials had failed and why the clinical evaluation was abandoned.
Intellectual Property, page 179

7. We note your response to our prior comment 23 and reissue the comment in part. Please revise this section to segregate patents that are owned and patents that are in-licensed.
         Additionally, please add disclosure for patents related to LiPlaCis and 2X-111, as you have done for your other material assets. Please also disclose the specific key foreign jurisdictions in which you are pursing patent applications for your ixabepilone patent portfolio.
License Agreement with Novartis Pharma for Dovitinib, page 180

8.       We note your response to prior comment 25 and we reissue in part. We note your
         references to a    very low double digit percentage,       slightly
higher double digit
         percentage    and    slightly lower mid-level double digit percentage.
   Please revise this
         section to disclose the applicable royalty rate or range not to exceed ten percentage points per tier. Please make similar revisions to the description of your royalty obligations under your license agreement with Eisai and under your development, option and license agreement with R-Pharm.

         Please also add disclosure in the Summary and under an appropriate heading in the Risk
         Factors section discussing the extent to which you in-license the intellectual property related to assets dovitinib and stenoparib.
9. Please expand your disclosure to describe all material terms of your license agreements with LiPlasome and 2-BBB Medicines BV, which are filed as exhibits
10.3 and 10.4,
         including:
             description and quantification of the benefits and obligations under the agreement, quantification of all payments made to date, disclosure of the aggregate amount of all potential development, regulatory and
              commercial milestone payments,
             quantification of the royalty rate, or a range no greater than 10 percentage points per tier, and
             term and termination provisions.
Research and Development Expenses, page 222

10. Please tell us how patent costs meet the definition of research and development expenses in ASC 730-10 as these costs appear to be the same or similar to activities described in ASC 730-10-55-2i, which are not generally considered research and development.
 Steve R. Carchedi
Allarity Therapeutics, Inc.
October 14, 2021
Page 4
Item 21. Exhibits and Financial Statement Schedules, page II-2

11. We note that the exhibits for your first and second amendments to your license agreement with Eisai appear to be switched such that the file corresponding to exhibit 10.11 is the
       second amendment rather than the first amendment as listed here. Please refile these exhibits to correspond with the exhibit numbers provided in the list of exhibits.
        You may contact Nudrat Salik at (202) 551-3692 or Vanessa Robertson at
(202) 551-
3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at (202) 551-4511 or Christine Westbrook at (202) 551-
5019 with any other questions.



                                                           Sincerely,
FirstName LastNameSteve R. Carchedi
                                                           Division of
Corporation Finance
Comapany NameAllarity Therapeutics, Inc.
                                                           Office of Life
Sciences
October 14, 2021 Page 4
cc:       Scott E. Bartel, Esq.
FirstName LastName